Nicholas-Applegate Fund, Inc.
For the fiscal year ended December 30, 2008
File number 811-05019



SUB-ITEM 77C
Matters submitted to a vote of security holders


NICHOLAS-APPLEGATE FUND, INC.
Nicholas-Applegate Growth Equity Fund

Supplement dated November 24, 2008
to
Prospectus and Statement of Additional Information dated
February 29, 2008

The Board of Directors of Nicholas-Applegate Fund, Inc. recently approved the submission of a reorganization proposal to shareholders of the Nicholas-Applegate Growth Equity Fund
(Nicholas-Applegate Fund).

The proposal is to approve an Agreement and Plan of Reorganization under which Nicholas-Applegate Fund will transfer all of its assets to, and all of its liabilities will be assumed by, Jennison Mid-Cap Growth Fund, Inc. (Mid-Cap Growth Fund) in exchange for shares of Mid-Cap Growth Fund. In connection with this proposed transfer, each whole and fractional share of each class of Nicholas-Applegate Fund shall be exchanged for whole and fractional shares of equal net asset value of the same class of Mid-Cap Growth Fund in complete liquidation and termination of Nicholas-Applegate Fund. Shareholders are expected to vote on the proposal at a shareholder meeting scheduled for February 27, 2009. Prior to the shareholder meeting, shareholders of Nicholas-Applegate Fund will receive (i) a Proxy Statement/Prospectus describing in detail the proposed reorganization and the Board's considerations in recommending that shareholders approve the Agreement and Plan of Reorganization, and (ii) a Prospectus for the Mid-Cap Growth Fund.